Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees	$42,391	$14,253	$30,788	$16,753	$27,087	$140,981
Distributed income of equity investees	41	90	384	266	222	326
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	4,961	8,529	4,965	2,508	1,155	3,645
Rentals	41	81	88	58	54	77
Total fixed charges	$5,002	$8,610	$5,053	$2,566	$1,209	$3,722
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$47,434	$22,953	$36,225	$19,585	$28,518	$145,029
Ratio of earnings to fixed charges	9.5	2.7	7.2	7.6	23.6	39.0